

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2012

Via E-mail
Jack Brothers
Chief Executive Officer
Red Bullet Racing Corporation
c/o 901 S. Federal Highway
Hallandale Beach, FL 33009

>   **Re: Red Bullet Racing Corporation**
>   **Registration Statement on Form S-1**
>   **Filed December 23, 2011**
>   **File No. 333-178754**
>   **Macho Uno Racing Corporation**
>   **Registration Statement on Form S-1**
>   **Filed December 28, 2011**
>   **File No. 333-178781**
>   **Ginger Punch Racing Corporation**
>   **Registration Statement on Form S-1**
>   **Filed December 28, 2011**
>   **File No. 333-178782**
>   **Perfect Sting Racing Corporation**
>   **Registration Statement on Form S-1**
>   **Filed December 28, 2011**
>   **File No. 333-178783**
>   **Awesome Again Racing Corporation**
>   **Registration Statement on Form S-1**
>   **Filed December 28, 2011**
>   **File No. 333-178784**
>   **Ghostzapper Racing Corporation**
>   **Registration Statement on Form S-1**
>   **Filed December 28, 2011**
>   **File No. 333-178785**

Dear Mr. Brothers:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Red Bullet Racing Corporation

General

1. We note concurrent registration statements filed December 28, 2011 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

2. With a view to revised disclosure in the Introduction section on page ii and elsewhere in the prospectus as appropriate, please tell us why you have structured your offerings in this manner. In particular, please discuss why you determined to have the companies liquidate within two years rather than continue as a going concern. Also discuss why, instead of forming a single larger entity, you have formed six companies that, among other things, may compete with each other for investors, horses, trainers and jockeys, management resources, and prize and auction revenues. We note in this regard that the offering period alone could take up to one-quarter of the operating period and each of the six entities will incur costs to fulfill its separate public company reporting obligation. We also note your disclosure on pages 7- 8 that "most racehorse ownership is not profitable" and that you will incur significant expenses "most of which would not ordinarily accompany an investment in thoroughbred racehorses." Please also name each of the sister companies in the Introduction section on page ii.

3. Please explain whether you have any plans to merge or otherwise combine any of the Racing Companies after the two year operating period or create a perpetual existence company. Please also tell us if there are any limitations in your charter documents or otherwise on your ability to roll-up the companies at the end of the operating period.

4. We note you have relied on reports from third-party sources, including Equibase Company LLC and The Jockey Club, for data. Please provide us with the relevant portions of the materials you cite. Please also confirm that any such reports were not commissioned by you for use in connection with the registration statement, or, alternatively, provide consents of such third parties pursuant to Rule 436 with your next amendment.

5. Please file your restated certificate of incorporation, bylaws, legality opinion, conflicts of interest policy and the investor subscription agreement as exhibits to your amended registration statement. We may have comment upon review of the exhibits.

6. Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

7. Please revise throughout the prospectus to clearly explain all industry terms. We note, for example, the terms "thoroughbred," "starters and starts," "Grade I, II and III," and "broodmare." Please note that this list is not exclusive. You should revise the prospectus throughout.

Registration Statement cover page

8. It appears that the securities being registered will be offered on a continuous basis pursuant to Rule 415. Please check the box on the cover page of your amended registration statement or advise.

9. Refer to footnote (1) to the fee table. Given that no market currently exists for your common stock, it appears that the fee should be calculated pursuant to Rule 457(a). Please revise the fee table accordingly or tell us why you believe Rule 457(c) provides the appropriate basis for calculating the fee.

Prospectus cover page

10. Please disclose on the cover page that the company will have a limited operated period along with the anticipated liquidation date. Please also include the bold paragraph on page 1 on the cover page.

11. Please revise here and throughout the prospectus to clarify that if you do not sell all of the shares being offered, you will return amounts deposited promptly. Refer to Exchange Act Rule 10b-9.

Market and Industry Data, page ii

12. Please revise the second sentence sentence to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document.

Jack Brothers
Red Bullet Racing Corporation
January 19, 2012
Page 4

<u>The Stronach Group, page ii</u>

13. Please remove this paragraph or explain why you believe it is appropriate or useful to investors to include this information in this part of the prospectus.

<u>Summary, page 1</u>

14. Please explain why you disclose in the first sentence of the summary that you offer investors the opportunity to participate in the "enjoyment and excitement" of an equity investment in thoroughbred racehorses. In particular, please tell us why you have chosen to focus on offering "enjoyment and excitement" rather than the opportunity to profit from an investment in your company.

15. Please provide us with the basis for your belief that your relationship with Adena Springs "will afford [you] access to higher quality trainers than [you] would be able to engage directly as a new participant . . . ."

16. Please provide us with the basis for your belief that the Adena Springs staff and facilities "are of high quality standards within the industry."

<u>Our Strategy, page 2</u>

17. Please provide us with the basis for your belief that it "will be possible to generate enthusiasm for the purchase" of your three-year-old horses. Additionally, please reconcile this belief with your disclosure on page 29 that there is no widely-recognized auction market for three-year-old horses. Please also explain why you have elected a strategy of liquidating your assets after a limited operating period in light of the limited auction market for these assets.

18. The hyperlink to your website referenced on page 3 does not appear to be active at this time. To the extent your website is not yet operational, please disclose when the website will be available.

<u>Summary of the Offering, page 4</u>

19. To the extent you intend to offer securities only to those investors who meet minimum suitability requirements, revise to disclose all suitability requirements you contemplate and disclose on the prospectus cover page that there are suitability requirements.

20. Please disclose in a separate paragraph the minimum investment requirement, if any. Please also include this information on the cover page of the prospectus.

21. Please tell us how you will ensure that there will be no trading in your common stock after the completion of the operating period as disclosed in the "Liquidation" section.

22. Within the "Principal Shareholder" section, there appears to be an inconsistency in the number of shares the principal shareholder will subscribe to in the offering, as the first sentence refers to 44,000 shares and the last sentence refers to 45,000 shares. If the 45,000 shares include the 1,000 shares previously acquired for cash, please revise to clarify or advise.

23. Please revise the "Certain Related Party Transactions" paragraph to summarize the most material related party transactions and conflicts of interest.

Risk Factors, page 7

24. Please remove the fourth sentence of the introductory paragraph. Only material risks should be discussed in the risk factors. If a risk is not deemed material, it should not be referenced in this section.

Our future success, page 7

25. Please disclose in a separate risk factor the risks because of the variability of your revenues and potential for cash shortfalls because you will not have a consistent, predictable revenue stream.

We may not have sufficient proceeds from the offering, page 8

26. Please discuss in a separate risk factor the risks because your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

Racehorses are prone to injury, page 12

27. We note your disclosure that certain of your horses have been injured. Please identify any horse that has been injured, the date of its injury, and the extent of its injury.

Golden Pegasus, page 12

28. Please revise this risk factor to discuss briefly each discrete risk because of conflicts of interest, rather than cross-referencing to other sections of the prospectus.

We may be unable to secure insurance, page 13

29. Please revise this risk factor by disclosing that you do not intend to acquire major medical insurance to cover expenses in excess of the $100,000 extraordinary medical expense reserve established by Alpen House.

State racing laws and regulations may limit our ability, page 13

30. Please set forth the risks discussed in the third paragraph of this risk factor as a separate risk factor.

Risks Related to Our Common Stock and this Offering, page 15

31. Please add a risk factor disclosing the risk that the value of your stock could be depressed because of your limited operating period and because investors are unable to share in any appreciation in the value of your horses after the company is liquidated.

This offering may not be completed, page 16

32. Please revise this risk factor by discussing the specific risks of conducting six concurrent offerings by companies with substantially similar business plans, including the increased risk that one or more of the offerings will not be successful and the risk to investors because they are unable share in the profits to the extent that the other Racing Companies liquidate profitability.

Conflicts of Interest, page 19

33. Please expand your discussion of the procedures you envision to limit conflicts of interest between Racing Companies. Please explain how more than one Racing Company could nominate a horse for a specific race, as it appears each horse is owned solely by a particularly Racing Company. Additionally, please describe the racing laws and regulations applicable to resolving conflicts of this nature between related parties.

Competitive Activities, page 19

34. Please include a brief discussion of each of the competitive activities or businesses in which any of your officers or directors is engaged.

The Training and Maintenance Agreement, page 20

35. Please explain how net margin is calculated under the Training and Maintenance Agreement and clarify whether Golden Pegasus is entitled to offset losses incurred under agreements with other Racing Companies to the extent it exceeds ten percent net margin under the agreement with you.

Racing of Horses at Tracks Owned by The Stronach Group, page 21

36. Please explain the significance of "east coast" horses and "west coast" horses, including differences in the likelihood a horse would have opportunities to be entered into or to win races, differences in licensing and transportation costs, or any other material difference that could result depending on whether a horse is an "east coast" horse or a "west coast"

horse. Additionally, please revise the table beginning on page 31 by disclosing which horses will be "east coast" horses and which horses will be "west coast" horses or clarify that you have not yet made such determination.

Coupling of Horses, page 21

37. Please file the written agreement referenced in the first full paragraph on page 22 as an exhibit to the registration statement.

Use of Proceeds, page 23

38. Please revise the first bullet point by disclosing the interest rate and maturity date of the promissory note due to Alpen House. Refer to Instruction 4 to Item 504 of Regulation S-K.

39. Please clarify that the $4.3 million in net proceeds includes the proceeds from the sale of shares in the private placement to Golden Pegasus.

40. Please include an estimate of the legal, accounting and other costs associated with being a public reporting company in the third bullet point.

41. You disclose on page 27 that you anticipate spending $1.15 million for expenses associated with the prospectus and the offering over the next 12 months. Please revise the Use of Proceeds section to include these anticipated expenses. Please also tell us the specifics of these particular expenses.

42. To the extent you intend to repay the advances to Mr. Stronach referenced on page F-11 with a portion of the proceeds of this offering, please revise this section accordingly.

Capitalization, page 24

43. We would expect the stockholder's equity section to be consistent with your historical balance sheet at December 16, 2011. Specifically, please expand the table to also include the accumulated deficit at that date.

Management's Discussion and Analysis of Financial Condition

Business Overview, page 26

44. Please disclose that Alpen House retains a security interest in the horses you acquired.

45. In the last sentence, you state your plan to liquidate all assets at the end of the operating period and distribute the net proceeds to shareholders. It appears that an integral part of this plan is your ability to sell your horses at age three. However, you state in your disclosure on page 38 that there is no established market for the sale of three-year-old

horses. As such, please revise your disclosure within this section to describe this potential obstacle to the implementation of your business plan.

Liquidity and Capital Resources, page 26

46. Please revise your disclosure to address the fact that your independent accountants have expressed substantial doubt regarding your ability to continue as a going concern, as stated in their audit opinion on page F-2.

47. Please disclose the stated and effective interest rate and the maturity date of the promissory note.

48. In the second paragraph of this section, you state that beginning on December 23, 2011, you will start to expense certain compensation expenses. As this date has now passed, please update this disclosure.

Our Business Plan, page 29

49. Please explain why you have chosen to implement a business plan with a limited operating period and a plan to sell horses as three-year-olds. Please discuss, for example, whether you believe this gives you a competitive advantage over your competitors, and if so, why. Please also address how the use of a limited operating period will maximize the return to your investors.

50. Please explain the significance of selling your horses as "broodmare prospects."

Horse Acquisitions, page 30

51. Please discuss the strategy used for selecting horses and how you allocated the mix of horses acquired by each entity in light of the significant variance in purchase prices. Also disclose what effect, if any, your intention to liquidate after two years had on the strategy for selecting horses and the potential that your horses may not have appreciated to their optimal potential value prior to the expiration of the two-year operating period. We note your disclosure in the last full risk factor on page 9.

52. Please revise the fourth paragraph on page 31 by briefly describing what conformation flaws are.

53. Please revise the description of horses beginning on page 31 to identify the horses you own by name. Please also revise the descriptions of the horses to present the information in a clear and understandable manner. Your current presentation is difficult to understand as a result of the incomplete sentences and frequent use of technical terms or jargon.

Potential Sources of Racing Revenues, page 35

54. Please disclose any limits on the types of races in which you can enter your horses. Please discuss, for example, if there are races where you would be unable to participate due to the age or maturity of your horses and the impact that may have on your racing revenue.

Training and Development of Horses, page 36

55. Please discuss and quantify those expenses associated with the selection and employment of and commissions to be paid to jockeys and clarify whether each of these expenses are included in the per diem payable to Golden Pegasus or will be paid by you.

Liquidation, page 38

56. Given that the proceeds from auctioning your horses appear to be your primary source of revenue, please expand your discussion of the auction process for three-year-old horses. Please discuss, in particular, how the auctions work, whether you set minimum sales prices for your horses, how often they take place, and the likelihood of being able to sell all of your horses during a three month period. Please also explain why none of your officers or directors or Golden Pegasus will be involved in the liquidation of your horses given the importance of the liquidation to your business plan.

57. Please disclose the effects, if any, that declining fan base, handle per race, and numbers of race days have had on the auction markets for thoroughbreds.

58. Please explain why you believe that factors such as bloodline and athleticism would be as determinative to the selling price of three-year-old thoroughbreds compared to younger horses. Please also explain your beliefs regarding the relative importance of racing history as compared to the other factors you discuss.

59. We note your disclosure on page 36 that your horses will not be bred during the operating period. Please disclose whether this is common practice not to breed thoroughbred horses during this part of their lives and discuss whether your practice could significantly influence the potential resale value of your horses at auction.

60. We note that you do not intend to enter any sick or injured horses into auctions. Please discuss what you intend to do with these horses, and any other horses you are unable to sell at an auction, in connection with your liquidation.

Government Regulation, page 40

61. Please disclose the status of your applications for licensing in the states in which you intend to race your horses.

62. Please disclose the threshold level of equity ownership that would require holders to obtain owner licenses in each state where you intend to race your horses and in Ontario. Please also discuss how you intend to ensure that you are in compliance with each of these limitations.

63. Please explain what you mean by "[i]f we are not able to resolve equity owner licensing requirements in any state in a way that is consistent with the terms of this offering . . . ."

Employees, page 41

64. Please disclose the names of any other businesses or ventures in which Messrs. Brothers and Strachan participate. Please also disclose an estimate of how much time they will allocate to this business on a weekly or monthly basis.

Description of Property, page 41

65. Please disclose whether your own, lease or rent your offices. Please disclose the material terms of any lease or rental agreement.

Legal Proceedings, page 42

Management, page 43

66. Please revise the biography for each director to briefly describe the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

67. Please remove "prominent, leading" from the fourth sentence of the biography of Jack Brothers.

Compensation of Directors and Executive Officers, page 45

68. You state on pages 26-27 that in December 2011 you started to expense compensation costs of approximately $1,150 per day for your chief executive officer and chief financial officer. Please reconcile that disclosure with the disclosure in this section. Also, to the extent you compensated any of your named executive officers or directors in 2011, please include the required compensation tables.

Security Ownership of Certain Beneficial Owners, page 46

69. Please revise the table to reflect the subscription for 44,000 shares of common stock by Golden Pegasus.

70. Please revise footnote 1 to clearly identify the individual or individuals who have voting and investment power over the shares owned by Golden Pegasus. To the extent Mr.

Stronach is one of those individuals, please explain the basis for the assertion that he disclaims beneficial ownership of such shares.

Related Party Transactions, page 47

71. Please disclose the information called for by Item 404(a) of Regulation S-K in this section, rather than by cross-referencing to another section of the prospectus.

Material U.S. Tax Considerations, page 48

72. Please remove the statement that this summary is "for general information only."

Plan of Distribution, page 51

73. Please revise this section to include a complete plan of distribution. Please discuss, for example, that you are offering shares on a best efforts, all or none basis, any suitability requirements, the minimum subscription amount and that you will return funds promptly in the event you do not close the offering.

74. You state on the cover page that you may engage a registered broker-dealer to sell some or all of the shares being offered. Please revise this section to discuss the potential use of broker-dealers and any known terms. Please also confirm that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including, in particular, the engagement of registered broker-dealers to sell some or all of the shares being offered.

75. Please provide us with your analysis pursuant to Exchange Act Rule 3a4-1 that none of the officers, directors, employees or independent contractors participating in this offering is deemed to be a broker.

76. Please disclose what you will do with the funds you receive during the subscription period but prior to closing the offering.

Financial Statements

Note 2. Significant Accounting Policies

Livestock Horses, page F-8

77. We note your disclosure that the livestock horses are stated at cost. Please explain how this is in compliance with the guidance in ASC 905-360-30-1, which states that livestock animals in development should be stated at the lower of cost or market.

78. In this regard, we note that the cost of the horses was recorded as the amounts paid when the horses were acquired at auction by a related third party. As this does not appear to be an arms-length transaction, please explain how you have determined that this amount reflects the fair market value of these horses. In this regard, please explain, and revise your disclosure to discuss, how you intend to evaluate the market value of the horses on an on-going basis, including how you will determine if the value of any of the horses becomes impaired.

Item 16. Exhibits and Financial Statement Schedules, page II-2

79. Please explain footnote (A) to the exhibit index. There is no corresponding notation in the description of any of the exhibits. To the extent that you have omitted schedules or exhibits to an agreement filed as an exhibit to your registration statement, please furnish a copy of any such omitted schedule or exhibit, refile the exhibit with a brief description of the omitted schedule(s) or exhibit(s), and tell us your basis for omitting schedules or exhibits pursuant to Item 601(b)(2) of Regulation S-K.

Ghostzapper Racing Corporation

Financial Statements

Note 2. Significant Accounting Policies

Livestock Horses, page F-8

80. We note your disclosure on page 37 that certain of your horses have sustained injuries. Please explain your accounting related to any costs incurred as a result of the injuries, including whether or not any of the injuries resulted in a change in the value of the horse.

Macho Uno Racing Corporation

Financial Statements

Note 2. Significant Accounting Policies

Livestock Horses, page F-8

81. We note your disclosure on page 35 that one of your horses was injured and required surgery. Please explain your accounting for this event, including whether this resulted in any change in the value of the horse.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristen Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Alan H. Aronson, Esq.
       Akerman Senterfitt